Biofrontera Aktiengesellschaft

Leverkusen

– ISIN: DE0006046113/WKN: 604611 –

Announcement pursuant Section 246 (4) of the German Stock Corporation Act (AktG)

A claim for rescission and nullity was filed against resolutions of the Annual General Meeting of Biofrontera AG held on July 10, 2019. With regard to agenda item 4 (Elections to the Supervisory Board), the claim is directed against the election of Prof. Dr. Franca Ruhwedel to the Supervisory Board and against the resolution of the Annual General Meeting not to elect Mr. Wilhelm K.T. Zours to the Supervisory Board. For agenda item 4, a declarative action was filed to overrule the resolution already agreed at the Annual General Meeting in order to recognize that Mr. Wilhelm K.T. Zours had been elected to the Supervisory Board. The claim is also directed against the negative resolutions of the Annual General Meeting under agenda items 7 (resolution to conduct a special audit on the circumstances of the acquisition of Cutanea Life Sciences, lnc. von Maruho), 8 (resolution to conduct a special audit on the circumstances of the cooperation agreement of March 19, 2019 with the (indirect) major shareholder Maruho Co. Ltd. concerning branded generics and indication extensions and distribution of Ameluz), 9 (resolution on the assertion of claims for damages against the members of the Management Board Prof. Dr. Lübbert and Schaffer as well as the appointment of a Special Representative for the assertion of these claims pursuant to Section 147 (2) AktG), 10 (dismissal of the Supervisory Board member Dr. Ulrich Granzer, election of a new Supervisory Board member as well as election of a new substitute member for the newly elected Supervisory Board member), 11 (dismissal of the Supervisory Board member Dr. John Borer, election of a new member of the Supervisory Board and election of a new substitute member for the newly elected Supervisory Board member), 12 (amendment of the Articles of Association in Section 13 (resignation /dismissal from office), 13 (resolution on the assertion of claims for damages against the members of the Management Board Prof. Dr. Lübbert and Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG), 12 (amendment of the Articles of Association in Section 13 (resignation from office)), 13 (resolution on the assertion of claims for damages against the members of the Management Board Prof. Dr. Lübbert and Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG and the appointment of a Special Representative for the assertion of these claims pursuant to Section 147 (2) AktG) and 14 (cancellation of the resolution on agenda item 6 of the Annual General Meeting of 24 May 2017 (creation of Authorized Capital in the amount of EUR 4,000,000.00 with the possibility of excluding shareholders’ subscription rights), creation of a new Authorized Capital 2019 and amendment of the Articles of Association). With regard to agenda items 7 to 14, a declarative action for a resolution was also filed, according to which it is to be recognized that the Annual General Meeting adopted the resolutions in accordance with the resolution proposals of Deutsche Balaton AG published for this purpose, in part in the form of counter-motions submitted to the Annual General Meeting. The action is pending before the Regional Court of Cologne under file number 82 O 75/19.

Leverkusen, September 2019

Biofrontera AG
The Management Board